

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Dario Calogero
Chief Executive Officer
Kaleyra, Inc.
Via Marco D'Aviano, 2
Milano MI, Italy 20131

Re: Kaleyra. Inc.
Form 8-K
Exhibit Nos. 2.5 Share Purchase and Shareholders Agreement, dated October 15, 2016, as amended, by and among Ubiquity SRL, Solutions Infini Technologies (India) Private Limited and the Sellers
10.25 Premium SMS Agreement, dated as of September 15, 2010, by and between Ubiquity S.r.l. (the predecessor to Kaleyra) and Telecom Italia S.p.A.
10.26 Amendment to Premium SMS Agreement, dated as of December 1, 2011, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.27 Amendment to Premium SMS Agreement, dated as of August 1, 2012, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.28 Amendment to Premium SMS Agreement, dated as of December 10, 2014, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.29 Amendment to Premium SMS Agreement, dated as of May 20, 2016, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.30 Amendment to Premium SMS Agreement, dated as of May 22, 2018, by and between by and between Kaleyra and Telecom Italia S.p.A.
10.33 Loan Agreement, dated as of July 27, 2017, by and between Ubiquity S.r.l. and UniCredit S.p.A.
Filed November 25, 2019
Amendment No. 1 to Form 8-K
Exhibit No. 10.34 Loan Contract, dated as of September 28, 2016, by and between Ubiquity S.r.l. and Simest S.p.A.
Filed December 5, 2019
File No. 001-38320

Dear Mr. Calogero:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filings) of the exhibits identified above.

Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4. Please let us know if you would prefer us to return the materials to you at the end of the process rather than destroy them.

To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance